Corporate Headquarters
5096 Richmond Road
Bedford Heights, Ohio 44146
(216) 292-3800
(800) 321-6290
(216) 292-3974/Fax
info@olysteel.com
www.olysteel.com

September 23, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Cvrkel, Division of Corporation Finance

Re:	Olympic Steel, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 14, 2008
File Number 000-23320

Dear Ms. Cvrkel:
          Olympic Steel, Inc., an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated August 27, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed March 14, 2008.
          Below are the Company’s responses to the comments in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the corresponding response.
Form 10-K for the year ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
— Results of Operations, page 22
1.	We note from your disclosure that your results of operations section includes a discussion of the changes in gross profit. In light of the fact that your statement of operations does not include a gross profit caption, but does include a line item for cost of materials sold, we believe that you should discuss and analyze net sales and cost of sales (rather than just margins) in your MD&A results of operations section. Because margins are impacted by both net sales and cost of

Securities and Exchange Commission
September 23, 2008

sales, we believe a separate discussion of cost of sales results is appropriate. Please revise future filings accordingly. Also, please expand your discussion of operating expenses to more fully quantify and discuss the changes in the components of operating expenses, such as warehouse and processing, distribution, selling, occupancy, etc.
          Response: In future filings, we will include a discussion and analysis of net sales and cost of sales (rather than just margins), including a separate discussion of the change in cost of sales, in our MD&A results of operations section. In previous filings, we have discussed both changes in sales prices and the impact on our gross margin, which, by definition, is net sales less cost of sales. Our future discussions will clarify this for readers. In future filings, we will also expand our discussion of operating expenses to clarify which specific operating expense components are causing the fluctuations in total operating expenses.
— Liquidity and Capital Resources, page 23
2.	In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or other formats to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.
          Response: In future filings, we will expand our liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons as appropriate, or any other format to enhance the reader’s understanding, in accordance with Instruction 1 to paragraph 303(a) of Regulation S-K.
3.	We note from your disclosure on page 14 and elsewhere that in July 2006 you began a project to implement a new enterprise-wide information system. Please revise MD&A, and particularly the liquidity and capital resources section, in future filings, to discuss the status of the project, the amount incurred to date, and how you have accounted for the costs incurred.
          Response: In future filings, we will discuss the status of the implementation of our enterprise-wide information system as well as the amount incurred to date and the accounting for such costs in the liquidity and capital resources section of our MD&A, as appropriate.
Audited Financial Statements
Statements of Operations, page 30
4.	We note that your statements of operations include a separate line item for cost of materials sold (exclusive of depreciation shown below) and warehouse and processing. Further we note that in the MD&A and selected Financial Data

Securities and Exchange Commission
September 23, 2008

sections of your Form 10-K you disclose a gross profit measure which is calculated as net sales less cost of materials sold, exclusive of depreciation. Please provide us more detail of the types of costs included in the “warehouse and processing” line item of the income statement and explain to us how you determine whether a cost is classified as “cost of materials sold” or as “warehouse and processing.” Please note that all front-end costs (i.e., inbound freight charges, purchasing and receiving costs, inspecting, internal transfer costs, and warehousing) should be classified as cost of sales. See SEC Staff Speech by Scott Taub at the AICPA 28th National Conference in December 2000 and Chapter 4 of ARB 43.
          Response: On our Consolidated Statement of Operations, the caption “Cost of materials sold (exclusive of depreciation shown below)” consists of the cost of purchased steel, inbound and internal transfer freight, external processing costs and scrap. The caption “Warehouse and processing” consists of the cost of warehouse labor, certain equipment and facilities costs, and various consumables incurred during the warehousing and delivery of steel to our customers. Certain costs, such as receiving, inspecting and warehousing costs, are included in the “Warehouse and processing” caption, consistent with industry practice.
          In future filings, we will expand our discussion under (i) the “Notes to Consolidated Financial Statements — Summary of Significant Accounting Policies” and (ii) “MD&A — Critical Accounting Policies” to explain the components of cost of materials sold and warehouse expense so that it is clear that cost of materials sold excludes certain costs included in “Warehouse and processing” expense. In response to a 2005 SEC comment, we modified the presentation of our Consolidated Statement of Operations to remove the gross margin line item, as we present cost of materials sold (exclusive of depreciation below) in accordance with the Codification of Staff Accounting Bulletin Topic 11B. In future filings, we will change the caption in our Consolidated Statement of Operations to read “Cost of materials sold (exclusive of items shown separately below)”.
Notes to the Financial Statements
— General
5.	In future filings, please disclose the following information related to the fair value of financial instruments such as debt, accounts receivable, accounts payable, etc.
•	Fair value of financial instruments for which it is practicable to estimate fair value

•	The methods and significant assumptions used to estimate the fair value of financial instruments

Securities and Exchange Commission
September 23, 2008

•	For financial instruments for which it is concluded that estimating fair value is not practicable, (i) information related to estimating the fair value of the financial instrument (such as the carrying amount, effective interest rate, and maturity) and (ii) the reasons why it is not practicable to estimate fair value
          See paragraphs 10 and 14 of SFAS No. 107 and paragraphs 531-532 of SFAS No. 133.
          Response: In future filings, we will disclose the fair value of financial instruments and the methodologies for determining the fair value of those financial instruments, such as debt, accounts receiv#able and accounts payable, for which it is practicable to estimate fair value and the methods and significant assumptions used to estimate such fair value, in accordance with paragraphs 10 and 14 of SFAS No. 107 and paragraphs 531-32 of SFAS No. 133.
6.	In future filings, please disclose the nature and amount of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.
          Response: In future filings, we will disclose the nature and amount of any securities that could potentially dilute EPS in the future but were not included because they were anti-dilutive, as appropriate.
Note 1. Summary of Significant Accounting Policies
— Shipping and Handling Fees and Costs, page 35
7.	We note your disclosure that you classify costs incurred for shipping and handling to the customer as “distribution expenses” on the statement of operations. In future filings, please disclose the amount of shipping and handling costs recorded on the statement of operations for each period presented. See paragraph 6 of EITF 00-10.
          Response: In future filings, we will disclose the amount of shipping and handling costs recorded on the Consolidated Statement of Operations for each period presented.
Note 4. Property and Equipment, page 37
8.	We note your disclosure that construction in progress primarily consists of capitalized costs associated with your new information system which is expected to begin implementation in 2008 and other information technology projects and upgrades. Please tell us and disclose in future filings, your accounting policy for software development costs. As part of your response and your revised disclosure, please explain how your policy complies with the guidance in SOP 98-1.

Securities and Exchange Commission
September 23, 2008

          Response: In accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” we capitalize the costs of obtaining or developing internal-use computer software. At each stage of a software development project — preliminary project stage, application development stage and post implementation stage — we examine the costs incurred and determine which items are properly capitalized or expensed. We amortize capitalized costs over their estimated useful lives, which we believe is five years, beginning when the software is ready for its intended use. In future filings, we will disclose our accounting policy for software development costs.
Supplemental Financial Information
— Unaudited Quarterly Results of Operations, page 45
9.	Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the acquisition of PS&W during 2006 and the $2,000 charge for expected obligations under the guarantee of OLP’s debt in the second quarter of 2006. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.
          Response: In future filings, we will discuss the nature of any unusual or infrequently occurring items that impact our quarterly results of operations for the periods presented, in accordance with the requirement outlined in Item 302(a)(3).
* * *
          In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 23, 2008

          If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 682-4040.
Sincerely,
/s/Richard T. Marabito
OLYMPIC STEEL, INC.
Richard T. Marabito
Chief Financial Officer
cc: Ms. Claire Erlanger, Division of Corporation Finance